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Exhibit 99.1

NEWS RELEASE

Contacts:	Richard M. Lemanski USA 1 203 625 3604 rlemanski@stolt.com
Valerie Lyon UK 44 20 7611 8904 vlyon@stolt.com

STOLT-NIELSEN S.A. LOWERS EARNINGS GUIDANCE (Corrected)

        London, England—December 2, 2002—Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) announced that in light of today's announcement of lowered earnings guidance by its 63%-owned publicly-traded subsidiary, Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), it is now anticipated that the 2002 full year earnings for Stolt-Nielsen S.A., after restructuring charges, will be a loss in the range $10 million to $15 million or $0.18 to $0.27 per share.

        Stolt Offshore's lowered earnings guidance is primarily due to provisions being taken for additional losses on certain major EPIC projects, the impairment of a joint venture investment and the final settlement of a legal dispute.

        The fourth quarter results in the Stolt-Nielsen Transportation Group Ltd. (SNTG) developed as anticipated with SNTG's fourth quarter results appearing to be on par with the third quarter. For Stolt Sea Farm Holdings plc (SSF), pricing developments have been somewhat disappointing in the fourth quarter.

        Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

        This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

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STOLT-NIELSEN S.A. LOWERS EARNINGS GUIDANCE (Corrected)